

February 28, 2012

<u>Via E-mail</u>
Mr. Anson Chan
Chief Financial Officer
Omnivision Technologies, Inc.
4275 Burton Drive
Santa Clara, California 95054

   RE: **Omnivision Technologies, Inc.**
      Form 10-K for the Fiscal Year Ended April 30, 2011
      Filed June 29, 2011
      Form 10-Q for the Quarterly Period Ended October 31, 2011
      Filed December 9, 2011
      File No. 000-29939

Dear Mr. Chan:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

Results of Operations, page 57

1. Please tell us, and revise future filings to disclose, the reasons behind material period-to-period changes. For example, please explain the driver behind increased unit sales, mentioned on page 57, and material changes in sales to significant customers or distributors such as LG Innotek, Foxconn, and World Peace, mentioned on page 58. Please also consider explaining the significance of your key target markets or material changes within these markets. This comment also applies to your Form 10-Qs for the fiscal quarters ended July 31, 2011 and October 31, 2011. For example, please describe the reason for decreased unit sales and "unexpected cutbacks in orders" from certain key customers in your second quarter, mentioned on pages 30-31 and 33 of your Form 10-Q for the fiscal quarter ended October 31, 2011.

Item 11. Executive Compensation, page 121

2. We note your disclosure that you target base salaries and total cash compensation at or below the median of the peer group and that you generally target long-term incentive awards at or above competitive median levels and that adjustments to the targets are made for the factors you mention. Please tell us, and revise future filings to describe in more specific detail for each named executive officer, where the targeted amount of each component you pay and total compensation falls in relation to the median and how the factors you note relate to any material differences above or below the median. In addition, if the amounts you actually pay differ materially from the targeted amounts, please ensure your disclosure in future filings describes the reasons for the differences. Please also explain the reasons underlying significant changes from prior year compensation levels.

Item 15. Exhibits and Financial Statement Schedules, page 122

3. We note your disclosure that portions of Exhibits 10.6, 10.10(b), and 10.17 have been omitted pursuant to a request for confidential treatment. Please tell us when you filed requests for extension of the confidential treatment period for these exhibits and provide us with evidence of any such requests.

Form 10-Q For the Quarterly Period Ended October 31, 2011

Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

Note 5 — Long-term Investments, page 9

VisEra Technologies Company, Ltd., page 9

4. We see the disclosure herein that the company "…presents equity income recorded by the Company for the periods indicated in 'Cost of revenues,' consisting of its portion of the net income recorded by VisEra during the periods presented…". We noted similar disclosures in your April 30, 2011 Form 10-K. In light of the guidance at FASB ASC 323-10-45-1 and Rule 5-03(b)(12) of Regulation S-X, please tell us why you presented your equity in the earnings or loss of VisEra as part of your cost of revenues.

Note 6 — Acquisition of Production Operations from VisEra, page 11

5. We see you disclosed in this note that "the Company recorded a benefit of $8.6 million in 'Benefit from acquisition of production operations from VisEra,' representing its portion of the net amount of gain recorded by VisEra during the three months ended October 31, 2011". Please tell us the authoritative U.S. GAAP that you considered when determining your accounting and presentation requirements for the referenced transaction.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 39

Liquidity, page 39

6. We noted disclosures herein that your working capital increased at October 31, 2011. We also noted one of the reasons for the increase was a $143.7 million increase in your inventories which you indicated was primarily caused by a cutback in orders by end-user customers in the second quarter of fiscal 2012. Please tell us and revise future filings to disclose the known or expected impact of the referenced customer order cutbacks on your capital resources, results of operations and liquidity. For example, discuss and quantify any known or expected changes in future revenues or inventory write-downs due to customer order cutbacks. Refer to Item 303 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Aslynn Hogue at (202) 551-3841 or Geoffrey Kruczek at (202) 551-3641 if you have questions on any other comments. You may also contact me at (202) 551-3212.

Sincerely,

/s/ Jay Webb "for"

Jeffrey Jaramillo
Accounting Branch Chief